CUTANEA LIFE SCIENCES, INC.
5 Great Valley Parkway, Suite 355
Malvern, PA 19355

October 24, 2011

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Cutanea Life Sciences, Inc.
Request to Withdraw Registration Statement
Registration No. 333-168809

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cutanea Life Sciences, Inc. (the “Company”) hereby respectfully requests the withdrawal of its registration statement on Form S-1, initially filed on August 12, 2010 (the “Registration Statement”).

No securities have been issued or sold under the Registration Statement.  The reason for this withdrawal is that, in light of current market conditions, the Company has decided not to pursue the public offering of its common stock described in the Registration Statement.  The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please contact the Company’s legal counsel, Peter Hogan at Richardson & Patel LLP at (310) 208-1182, if you have any questions.

Thank you for your assistance in this matter.

Very truly yours,

CUTANEA LIFE SCIENCES, INC.

/s/ Robert J. Bitterman
Robert J. Bitterman
Chief Executive Officer